
October 4, 2011

Via E-mail
James L. Swarts
Vice President and Secretary
Commerce Bancshares, Inc.
1000 Walnut Street
Kansas City, MO 64106

>   **Re: Commerce Bancshares, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed February 25, 2011**
>   **File No. 000-02989**

Dear Mr. Swarts:

We have reviewed your response dated September 14, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Definitive Proxy Statement on Schedule 14A

Long-Term Equity Awards, page 22

1.   We note your revised disclosure in response to prior comment 1 and continue to believe that it is unclear how your Compensation Committee determines the restricted stock awards. Please revise future filings to:

*   disclose the salary percentages used by the Compensation Committee to determine the Current Year Restricted Stock awards;

- explain how the salary percentages for the Current Year Restricted Stock awards remain constant from year to year if they are established by comparison to the 50th percentile of the peer group benchmarks;

- noting that the Current Year Restricted Stock awards appear to be based on peer group benchmarks and are not dependent on performance factors, explain how the Current Year Restricted Stock awards are awarded to the named executive officers "for current year Company performance" as indicated in your response;

- clearly indicate whether the Compensation Committee made subjective adjustments to equity awards;

- specify what individual performance and contributions by each named executive officer resulted in adjustments; and

- disclose the amount of the "Long Term Restricted Stock" and "Current Year Restricted Stock" awards for each named executive officer.

In your response, please provide this disclosure as it would have appeared in the 2011 proxy statement.

Please contact Celia Soehner at (202) 551-3463 or Michael Seaman, Special Counsel, at (202) 551-3366 with any questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director